EXHIBIT 99.2
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FOR IMMEDIATE RELEASE                                         19 JUNE 2002



                              WPP GROUP PLC ("WPP")

      Increases stake in Italian e-business consulting company, Inferentia



WPP announces that wpp.com, its internal parent company for its new media and interactive activities, has conditionally agreed to increase its existing investment in Inferentia SpA ("Inferentia"), a Milan-based e-business consulting and services company, from 2.4% to 22.4%.

wpp.com will increase its stake by acquiring 8.7% of Inferentia's issued shares and subscribing for new Inferentia shares, in each case at a price of Euros 8 per share. The aggregate cost of the proposed increased investment will not exceed Euros 15.612 million.

This investment continues WPP's objective of developing its new media and interactive interests both directly through the strengthening of its established networks and indirectly through new ventures.



Feona McEwan at WPP, London
Tel: + 44 20 7408 2204

www.wpp.com